Act: 1934
Section:
Rule: 12b-2
Public Availability: 1-23-2015



PE 1/22/2015

NO ACT

Received SEC

JAN 23 2015

Washington, DC 20549

January 23, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Medtronic, Inc., Medtronic Holdings Limited, and Covidien plc
Incoming letter dated January 22, 2015

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- After consummation of the Transaction, New Medtronic's ordinary shares will be deemed registered under the Exchange Act by operation of Rule 12g-3(c), and New Medtronic will be a "large accelerated filer" for purposes of Exchange Act Rule 12b-2.

- After consummation of the Transaction and before New Medtronic files its first annual report on Form 10-K after the Transaction, it may use Form S-8 to register the securities covered by the New Medtronic Plans and the Covidien Incentive Plans.

- New Medtronic may take into account Medtronic's and Covidien's reporting histories under the Exchange Act in determining its eligibility to use Form S-3. Medtronic's and Covidien's reporting histories under the Exchange Act may also be used in determining whether New Medtronic: (1) "meets the requirements for use of Form S-3" within the meaning of Form S-4; and (2) "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8.

- New Medtronic may take into account Medtronic's and Covidien's Exchange Act reporting histories in determining whether New Medtronic has complied with the current public information requirements of Securities Act Rule 144(c)(1) and the requirements of Securities Act Rule 144(d)(1)(i).

- New Medtronic may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Securities Act Section 4(a)(3).

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.



Sincerely,



Charles Kwon
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

January 23, 2015

Mail Stop 4561

Ms. Pamela L. Marcogliese
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

Re: Medtronic, Inc., Medtronic Holdings Limited And Covidien plc

Dear Ms. Marcogliese:

In regard to your letter of January 22, 2015, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

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DAVID FLECHNER
RESIDENT COUNSEL

LOUISE M. PARENT
OF COUNSEL

Securities Act of 1933 – Form S-3
Securities Act of 1933 – Form S-4
Securities Act of 1933 – Form S-8
Securities Act of 1933 – Section 4(a)(1) – Rule 144
Securities Act of 1933 – Section 4(a)(3) – Rule 174
Securities Exchange Act of 1934 – Section 12(b) – Rule 12b-2
Securities Exchange Act of 1934 – Section 12(g)(3) – Rule 12g-3

January 22, 2015

VIA EMAIL

Office of the Chief Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Medtronic, Inc., Medtronic Holdings Limited, and Covidien plc

Ladies and Gentlemen:

We are writing on behalf of Medtronic, Inc., a Minnesota corporation ("Medtronic"), Medtronic Holdings Limited, a private limited company organized under the laws of Ireland that will be reorganized as Medtronic plc, a public limited company organized under the laws of Ireland ("New Medtronic"), and Covidien public limited company, a public limited company organized under the laws of Ireland ("Covidien"), to request advice of the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the Securities and

Exchange Commission (the "Commission") with respect to a number of succession-related issues under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The issues arise out of the proposed acquisition by New Medtronic of Covidien by means of a scheme of arrangement under Irish law (the "Scheme of Arrangement"). Under the Scheme of Arrangement, New Medtronic and its wholly owned subsidiary will acquire all of the outstanding Covidien ordinary shares (as defined below) from the Covidien shareholders in exchange for cash and New Medtronic ordinary shares (as defined below and, such transaction, the "Acquisition"), and simultaneously with and conditioned on the concurrent consummation of the Acquisition, a wholly owned subsidiary of New Medtronic will merge with and into Medtronic (such transaction, the "Merger" and, together with the Acquisition, the "Transaction"). Each of Medtronic and Covidien will be wholly owned subsidiaries of New Medtronic following the time the Transaction becomes effective (the "Effective Time"), which is expected to occur in early calendar year 2015, subject to regulatory approvals and other customary closing conditions. Please refer to Appendix A for simplified charts depicting New Medtronic, Medtronic, Covidien and certain other relevant entities before and after the Effective Time.

I. Background

Medtronic, Covidien, New Medtronic, Makani II Limited, a private limited company incorporated in Ireland ("IrSub"), Aviation Acquisition Co., Inc., a Minnesota corporation, and Aviation Merger Sub, LLC, a Minnesota corporation ("MergerSub"), are parties to an agreement, dated as of June 15, 2014 (as amended, the "Transaction Agreement"), pursuant to which New Medtronic will acquire Covidien in the Transaction.

Medtronic is the global leader in medical technology. Medtronic was founded in 1949, incorporated as a Minnesota corporation in 1957 and today serves hospitals, physicians, clinicians and patients in more than 140 countries worldwide. Medtronic is a large accelerated filer under Exchange Act Rule 12b-2. Medtronic is current in all of its reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Medtronic's common shares, par value $0.10 per share ("Medtronic common shares"), are registered under Section 12(b) of the Exchange Act and are listed on the New York Stock Exchange ("NYSE") under the symbol "MDT". Medtronic's reporting obligations under Section 15(d) of the Exchange Act with respect to the Medtronic common shares have been automatically suspended because the Medtronic common shares are registered under Section 12(b) of the Exchange Act. Medtronic's authorized capital stock consists of 1,600,000,000 Medtronic common shares and 2,500,000 preferred shares ("Medtronic preferred shares"). As of December 19, 2014, 985,059,685 Medtronic common shares were issued and outstanding with 46,489 holders of record. As of December 20, 2014, no Medtronic preferred shares were issued and outstanding. On December 1, 2000, Medtronic issued certain preferred share purchase rights (the "Rights"). Although the Rights expired pursuant to their terms on October 26, 2010, they continue to be registered under Section 12(b) of the Exchange Act. Following the Effective Time, Medtronic expects to file a Form 25 with respect to the Rights in order to deregister the

Rights under Section 12(b) of the Exchange Act. Other than as described in this paragraph, and the options and equity-based awards described below, Medtronic has no other equity securities issued and outstanding.

As of October 24, 2014 (the last day of Medtronic's second fiscal quarter), Medtronic had 17 series of debt securities outstanding with an aggregate principal amount of $11,375 million as set forth on Appendix B (the "Medtronic Outstanding Notes") issued under various notes and debentures in registered offerings pursuant to a Registration Statement on Form S-3 under the Securities Act. Although Medtronic is subject to reporting obligations under Section 15(d) of the Exchange Act with respect to the Medtronic Outstanding Notes, such duty to file under Section 15(d) with respect to the Medtronic Outstanding Notes has been automatically suspended because the Medtronic common shares are registered under Section 12. Medtronic intends to file a post-effective amendment to terminate its Registration Statement on Form S-3 shortly following the Effective Time.

On December 10, 2014, Medtronic issued seven series of debt securities with an aggregate principal amount of $17,000 million as set forth in Appendix B (the "Medtronic Unregistered Notes" and, together with the Medtronic Outstanding Notes, the "Medtronic Notes") in a transaction that is exempt from registration under Rule 144A and Regulation S under the Securities Act.

Medtronic is the sole issuer of each of the Medtronic Outstanding Notes and the Medtronic Unregistered Notes, none of which is listed on any securities exchange. As of December 20. 2014, other than with respect to the Medtronic Notes and certain commercial paper issued from time to time by Medtronic in transactions that are exempt from registration under Section 4(a)(2) of the Securities Act, Medtronic did not have any other debt securities outstanding that it either issued or guaranteed.

Covidien is a publicly held company incorporated in Ireland and is a global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. Covidien is a large accelerated filer under Exchange Act Rule 12b-2. Covidien is current in all of its reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Covidien's ordinary shares, par value $0.20 per share ("Covidien ordinary shares"), are registered under Section 12(b) of the Exchange Act and are listed on the NYSE under the symbol "COV". Covidien's reporting obligations under Section 15(d) of the Exchange Act with respect to the Covidien ordinary shares have been automatically suspended because the Covidien ordinary shares are registered under Section 12(b) of the Exchange Act. Covidien's authorized capital stock consists of 1,000,000,000 Covidien ordinary shares, 40,000 ordinary shares, par value 1 Euro per share ("Euro-denominated shares"), and 125,000,000 preferred shares, par value $0.20 per share ("Covidien preferred shares"). As of December 20, 2014, 453,869,624 Covidien ordinary shares were issued and outstanding with 3,248 holders of record, and no Euro-denominated shares or Covidien preferred shares were issued and outstanding. Other than the options and equity-based awards described below, Covidien currently has no other equity securities issued and outstanding.

As of September 27, 2014 (the last day of Covidien's fiscal year), Covidien International Finance S.A. ("CIFSA"), a wholly owned subsidiary of Covidien, had seven series of debt securities outstanding with an aggregate principal amount of $5,000 million as set forth on Appendix B (the "Covidien Notes") issued under various notes and debentures and guaranteed by Covidien and Covidien Ltd., a wholly owned subsidiary of Covidien organized under the laws of Bermuda ("Covidien Bermuda"), in registered offerings pursuant to a registration statement under the Securities Act. Although Covidien is subject to reporting obligations under Section 15(d) of the Exchange Act with respect to the Covidien Notes, such duty to file under Section 15(d) with respect to the Covidien Notes has been automatically suspended because the Covidien ordinary shares are registered under Section 12. Covidien intends to file a post-effective amendment to terminate its Registration Statement on Form S-3 shortly following the Effective Time.

CIFSA is the sole issuer and Covidien and Covidien Bermuda are the sole guarantors of each of the Covidien Notes, none of which is listed on any national securities exchange. CIFSA and Covidien Bermuda are subject to reporting obligations under Section 15(d) of the Exchange Act but each is relying on the exemption from the requirements of such section provided by Rule 12h-5 under the Exchange Act. As of December 20, 2014, other than with respect to the Covidien Notes, none of Covidien, CIFSA, or Covidien Bermuda had any other debt securities outstanding that it either issued or guaranteed.

Immediately prior to the Effective Time, the issued share capital of New Medtronic will consist of 40,000 shares, par value of 1 Euro per share, in order to satisfy statutory requirements for the incorporation of all Irish public limited companies, and up to 100,000 preferred shares, par value $1.00 per share. Based on the number of Covidien shares outstanding as of November 18, 2014, the record date for the Transaction, New Medtronic is expected to issue approximately 433 million ordinary shares, par value of $0.0001 per share ("New Medtronic ordinary shares") to the former shareholders of Covidien upon the Effective Time. In connection with the completion of the Transaction, New Medtronic will also issue a number of New Medtronic ordinary shares that is equal to the number of Medtronic common shares that will be automatically converted into the right to receive New Medtronic ordinary shares, such number currently expected to be approximately 1 billion ordinary shares. As of the Effective Time, the number of record holders of New Medtronic ordinary shares is expected to be approximately 50,000. New Medtronic is current in all of its reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Upon the Effective Time, the board of directors of New Medtronic is expected to have thirteen members, consisting of (i) no more than 11 individuals who were members of the Medtronic board of directors immediately prior to the Effective Time and (ii) two individuals who were members of the Covidien board of directors as of June 15, 2014, to be selected prior to the Effective Time by the Nominating and Corporate Governance Committee of the Medtronic board of directors in consultation with Covidien.

The New Medtronic senior management team after the Effective Time is expected to be the same as the current senior management team of Medtronic except for the addition of Mr. Bryan Hanson, who is currently a named executive officer of Covidien, and possibly one or more additional members of the senior management team of Covidien. Prior to the Effective Time, New Medtronic may enter into employment arrangements with certain individuals currently employed by Covidien, including certain of Covidien's executive officers. New Medtronic has agreed upon the terms of a letter of intent with each of Mr. Hanson and Dr. Michael Tarnoff, who is currently an executive officer of Covidien, regarding their anticipated employment with New Medtronic following the Effective Time, and New Medtronic may enter into employment arrangements or other similar arrangements with certain additional individuals currently employed by Covidien, including certain of Covidien's other executive officers.

New Medtronic represents that, (1) upon the Effective Time, it expects that the NYSE will file with the Commission Forms 25 to delist and deregister the Medtronic common shares and the Covidien ordinary shares under Section 12(b) of the Exchange Act and (2) following the filing of the Medtronic and New Medtronic Quarterly Reports on Form 10-Q for the fiscal quarter ended January 23, 2015, each of Medtronic and Covidien will file Forms 15 with the Commission to suspend its respective reporting obligations under Section 12(g) and Section 15(d) of the Exchange Act relating to the Medtronic common shares and the Covidien ordinary shares as of that time.

A. Exchange of Shares

The Acquisition involves the cancellation of all of the shares of Covidien not already owned by New Medtronic or any of its affiliates, if any, and the payment by New Medtronic and IrSub to the applicable Covidien shareholders in consideration of that cancellation. New shares of Covidien will then be issued directly to New Medtronic, IrSub and/or their nominees. As a result of the Transaction, (i) each outstanding Medtronic common share will entitle its holder to receive one New Medtronic ordinary share in exchange for such Medtronic common share and (ii) each outstanding Covidien ordinary share (other than certain Covidien ordinary shares to be held by nominees on behalf of New Medtronic and/or IrSub in connection with the Transaction) will entitle its holder to receive (x) $35.19 in cash and (y) 0.956 of a New Medtronic ordinary share (together, the "Scheme Consideration"). Outstanding options to purchase Covidien ordinary shares and Covidien share awards granted on or after June 15, 2014 will be converted into New Medtronic options or awards, respectively, in each case adjusted pursuant to the Transaction Agreement but otherwise on substantially the same terms and conditions as applied to the Covidien option or award, as applicable, immediately prior to the Effective Time. All other Covidien share awards will receive the Scheme Consideration with respect to the Covidien shares underlying such award. Since Irish law does not recognize fractional shares held of record, New Medtronic will not issue any fractional New Medtronic ordinary shares to Covidien shareholders in the Transaction. Instead, the total number of New Medtronic ordinary shares that any Covidien shareholder would have been entitled to receive will be rounded down to the nearest whole number and all entitlements to fractional New Medtronic ordinary shares will be aggregated and sold by an exchange agent, with any sale proceeds being distributed in cash pro rata to the Covidien shareholders whose fractional entitlements have been sold. After giving effect to the Merger and the Acquisition, former Covidien shareholders are expected to hold approximately 30% of the New Medtronic ordinary shares.

Immediately following and conditioned on the consummation of the Acquisition, MergerSub will be merged with and into Medtronic, with Medtronic surviving the Merger as a wholly owned, indirect subsidiary of New Medtronic. Pursuant to the Transaction Agreement, (i) each Medtronic common share outstanding immediately prior to the Effective Time will be cancelled and automatically converted into the right to receive one New Medtronic ordinary share and (ii) each outstanding option or other equity-based award of Medtronic will be converted into an option or other equity-based award of New Medtronic with substantially the same terms and conditions, including vesting and other lapse restrictions. Since Irish law does not recognize fractional shares held of record, New Medtronic will not issue any fractional New Medtronic ordinary shares to Medtronic shareholders in the Transaction. Instead, the total number of New Medtronic ordinary shares that any Medtronic shareholder would have been entitled to receive will be rounded down to the nearest whole number and all entitlements to fractional New Medtronic ordinary shares will be aggregated and sold by the exchange agent, with any sale proceeds being distributed in cash pro rata to the Medtronic shareholders whose fractional entitlements have been sold. New Medtronic will also assume all Medtronic equity plans and will be able to grant stock awards, to the extent permissible by applicable laws and NYSE regulations, under the terms of the Medtronic equity plans, to issue the reserved but unissued shares of New Medtronic, except that (i) shares of Medtronic covered by such awards will be New Medtronic ordinary shares and (ii) all references to Medtronic common shares will be changed to references to New Medtronic ordinary shares. After giving effect to the Merger and the Acquisition, former Medtronic shareholders are expected to hold approximately 70% of the New Medtronic ordinary shares.

The New Medtronic ordinary shares are expected to be listed on the NYSE under the symbol "MDT", the same NYSE trading symbol currently used for Medtronic common shares.

Medtronic Holdings Limited filed the registration statement on Form S-4 (file number 333-197406), as amended by Amendment No. 1 filed with the Commission on August 27, 2014, Amendment No. 2 filed with the Commission on September 19, 2014, Amendment No. 3 filed with the Commission on October 21, 2014, Amendment No. 4 filed with the Commission on November 10, 2014, and Amendment No. 5 filed with the Commission on November 20, 2014 (the "Registration Statement"), including therein a joint proxy statement/prospectus. The Registration Statement was declared effective by the Commission on November 20, 2014, at which point New Medtronic became subject to the reporting requirements of Section 15(d) of the Exchange Act. Although New Medtronic will be incorporated in Ireland, New Medtronic will not be a foreign private issuer.

On November 21, 2014, Medtronic and Covidien each filed the definitive proxy statement included in the Registration Statement with the Commission with respect to the solicitation of proxies, pursuant to Section 14(a) of the Exchange Act, from Medtronic and Covidien shareholders, respectively, for approvals relating to the Transaction. On January 6, 2015, Medtronic convened a meeting of its shareholders, and at such meeting, among other things, the shareholders of Medtronic voted to approve the adoption of the plan of merger contained in the Transaction Agreement and approve the revised memorandum and articles of association of New Medtronic. On January 6, 2015, Covidien convened meetings of its shareholders, and at such meetings, among other things, the shareholders of Covidien voted to approve the Scheme of Arrangement. If the High Court of Ireland sanctions the Scheme of Arrangement at their January 26, 2015, hearing, the Transaction is expected to close on or prior to January 29, 2015.

The Registration Statement contains or incorporates by reference extensive and detailed descriptions of the businesses of Medtronic and Covidien, a detailed description of the Transaction, historical financial statements and information for each entity (including five years of selected financial data, management's discussion and analysis, and audited financial statements for the three-year period ended April 25, 2014 for Medtronic and unaudited interim financial statements for Medtronic for the most recent interim period, and audited financial statements for the three-year period ended September 26, 2014 for Covidien), pro forma financial information for the combined entity with Medtronic as the accounting acquirer along with comparative historical and pro forma per share data, a detailed description of the fairness opinions of Medtronic's and Covidien's respective financial advisors, information with respect to the expected directors and executive officers of New Medtronic and their compensation, a detailed description of the New Medtronic ordinary shares along with a detailed comparison of the rights of holders of Medtronic common shares and Covidien ordinary shares as compared to the rights of holders of New Medtronic ordinary shares, and risk factors related to the Transaction and the business of New Medtronic, among other information.

The information that will be available concerning Covidien, the Transaction and the combined business of Medtronic and Covidien is at least as extensive as the information that would be available with respect to the combined business if Medtronic were to acquire Covidien directly and report the merger on a Form 8-K.

New Medtronic will also file a Form 8-K reporting the closing of the Transaction and all other required disclosures no later than four business days following the Effective Time.

B. Employee Benefit Matters

Medtronic common shares are registered on Forms S-8 for distribution pursuant to the Medtronic, Inc. 2013 Stock Award and Incentive Plan, as amended and restated from time to time, and certain other plans of Medtronic (collectively, the "Medtronic Incentive Plans," and the registration statements on Form S-8 related thereto, the "Medtronic Form S-8 Registration Statements"). Covidien ordinary shares are registered on Forms S-8 for distribution pursuant to Covidien's amended and restated Stock and Incentive Plan and certain other plans of Covidien (together, the "Covidien Incentive Plans," and the registration statements on Form S-8 related to each of them, the "Covidien Form S-8 Registration Statements"; the Covidien Incentive Plans, together with the Medtronic Incentive Plans, the "Existing Plans"; and the Medtronic Form S-8

Registration Statements, together with the Covidien Form S-8 Registration Statements, the "Form S-8 Registration Statements"). Awards granted under the Existing Plans and outstanding at the Effective Time will be treated in accordance with the below description.

Upon the Effective Time, New Medtronic will assume the Medtronic Incentive Plans (such assumed plans, the "New Medtronic Plans"), and shall reserve a number of New Medtronic shares for issuance thereunder, pursuant to which it intends to grant equity-based awards, to the extent permissible by applicable laws and NYSE regulations, under the terms of the New Medtronic Plans, except that (i) shares of Medtronic covered by such awards will be New Medtronic ordinary shares, and (ii) all references to Medtronic and Medtronic common shares will be changed to references to New Medtronic and New Medtronic ordinary shares, respectively. New Medtronic shall also assume (i) stock options granted under the Covidien Incentive Plans outstanding at the Effective Time and (ii) awards other than stock options granted under the Covidien Incentive Plans on or after the date of the Transaction Agreement and reserve a number of New Medtronic shares for issuance under the Covidien Incentive Plans, as applicable, for future use to the extent permissible by applicable laws and NYSE regulations. Awards other than stock options granted under the Covidien Incentive Plans prior to the date of the Transaction Agreement shall be settled in exchange for the Scheme Consideration in respect of each Covidien share underlying such awards, less applicable withholding, in accordance with the Transaction Agreement.

The New Medtronic Plans will reflect (i) the assumption of the outstanding awards under the Medtronic Incentive Plans and under the Covidien Incentive Plans, (ii) the substitution of New Medtronic ordinary shares for Medtronic common shares and Covidien ordinary shares, (iii) the reservation by New Medtronic of New Medtronic ordinary shares for purposes of making grants of any previously unissued shares set aside for grant under the Medtronic Incentive Plans and the Covidien Incentive Plans, and (iv) the extension of such plans to eligible employees of New Medtronic and its subsidiaries. The terms and conditions of the Covidien Incentive Plans will continue to govern the outstanding equity-based awards granted under such plans prior to the Effective Time, with such conforming amendments as are necessary to reflect that outstanding equity-based awards will be denominated in New Medtronic ordinary shares. Medtronic and Covidien each intend to file post-effective amendments to terminate their respective Form S-8 Registration Statements shortly following the Effective Time.

C. Treatment of Debt Securities

At or shortly following the Effective Time, New Medtronic, MGH (as defined below) and Medtronic intend to execute supplemental indentures covering the Medtronic Outstanding Notes, pursuant to which New Medtronic and MGH will fully and unconditionally, and jointly and severally, guarantee, the due and punctual payment of the principal of (and premium, if any) and interest on the Medtronic Outstanding Notes (the "Medtronic Notes Guarantees").

At or shortly following the Effective Time, New Medtronic, MGH (as defined below), Covidien, Covidien Bermuda and CIFSA intend to execute supplemental indentures covering the Covidien

Notes, pursuant to which New Medtronic and MGH will fully and unconditionally, together with Covidien and Covidien Bermuda, which currently fully and unconditionally, guarantee, jointly and severally, the due and punctual payment of the principal of (and premium, if any) and interest on the Covidien Notes (the "Covidien Notes Guarantees").

In our opinion, none of the Medtronic Notes Guarantees or the Covidien Notes Guarantees involve an "offer", "offer to sell", "offer for sale" or "sale" within the meaning of Section 2(a)(3) of the Securities Act.

In addition, New Medtronic has formed Medtronic Global Holdings S.C.A., a corporation organized under the laws of Luxembourg ("MGH"), which will become its wholly owned subsidiary at or shortly following the Effective Time. Going forward, MGH expects to issue debt securities (the "MGH Notes"), the due and punctual payment of the principal of (and premium, if any) and interest on which will be fully and unconditionally, and jointly and severally, guaranteed by New Medtronic and Medtronic (the "MGH Notes Guarantees" and, together with the Medtronic Notes Guarantees and the Covidien Notes Guarantees, the "Guarantees").

As discussed above, in connection with the Transaction, the NYSE will file with the Commission Forms 25 to delist and deregister the Medtronic common shares and the Covidien ordinary shares under Section 12(b) of the Exchange Act. Following the filing of the Medtronic and New Medtronic Quarterly Reports on Form 10-Q for the fiscal quarter ended January 23, 2015, each of Medtronic and Covidien will file Forms 15 with the Commission to deregister the Medtronic common shares and the Covidien ordinary shares, respectively, under Section 12(g) of the Exchange Act and suspend its respective reporting obligations under Section 15(d) of the Exchange Act as of that time. Medtronic and MGH intend to be relieved from the duty to file annual and other periodic reports under Section 15(d) of the Exchange Act arising out of the existence of the Medtronic Outstanding Notes following the effectiveness of the Medtronic Notes Guarantees. CIFSA, Covidien, Covidien Bermuda and MGH intend to be relieved from the duty to file annual and other periodic reports under Section 15(d) of the Exchange Act arising out of the existence of the Covidien Notes following the effectiveness of the Covidien Notes Guarantees. Medtronic and MGH intend to be relieved from the duty to file annual and other periodic reports under Section 15(d) of the Exchange Act arising out of the existence of the MGH Notes following the effectiveness of the MGH Notes Guarantees. As a result of the actions described in this paragraph, Medtronic and Covidien would no longer be required to file annual and other periodic reports under Sections 13 and 15(d) of the Exchange Act.

Rule 12h-5 under the Exchange Act exempts issuers of guaranteed securities from the requirements of Section 13(a) or 15(d) of the Exchange Act where the parent company's periodic reports include modified financial information as permitted by paragraphs (b) through (f) of Rule 3-10 of Regulation S-X.

We note Staff guidance that in order for a subsidiary to be exempt from its reporting obligations pursuant to Rule 12h-5, the full and unconditional parent guarantee of the subsidiary's debt securities must be in effect before the end of the period that would have been covered by the periodic report, assuming that all other applicable conditions of Rule 3-10 of Regulation S-X are met (see Section 154.01 of the Division's Exchange Act Rules Compliance and Disclosure Interpretations). Because the Effective Time is currently anticipated to occur early in calendar year 2015, based on the respective fiscal quarters of each of Medtronic and Covidien, we currently expect that the Medtronic Notes Guarantees and Covidien Notes Guarantees will be effective during Medtronic's fourth fiscal quarter ending April 24, 2015 and Covidien's second fiscal quarter ending March 27, 2015. Therefore, subject to the analysis set forth below, we expect that the first period for which Medtronic will *not* be required to file a separate periodic report is for its fourth fiscal quarter ending April 24, 2015 and the first period for which Covidien will *not* be required to file a separate periodic report is for its second fiscal quarter ending March 27, 2015.

Rule 3-10(d) of Regulation S-X applies where a subsidiary, such as Medtronic, MGH or CIFSA, issues securities and such subsidiary's parent company and one or more other subsidiaries of that parent company guarantees those securities. Following the Effective Time, Medtronic, CIFSA and MGH, as well as Covidien and Covidien Bermuda, will be 100% owned by New Medtronic; the Guarantees will be full and unconditional as defined in Rule 3-10(h)(2) of Regulation S-X; and all guarantors will provide guarantees that are joint and several.

With respect to the fourth requirement of Rule 3-10(d), as described above, we currently expect that the first periodic report to be filed following the effectiveness of the Medtronic Notes Guarantees and the Covidien Notes Guarantees will be New Medtronic's Annual Report on Form 10-K for the fiscal year ending April 24, 2015 and that such report will contain the applicable guarantor consolidating information. As a result, when New Medtronic files the financial statements containing the condensed consolidating financial information for the required periods, Medtronic, MGH, Covidien, Covidien Bermuda and CIFSA will be exempt from the Exchange Act reporting obligations pursuant to Rule 12h-5. As stated in the Commission's adopting release for Rule 12h-5 (Release Nos. 33-7878 and 34-43124 (August 4, 2000)), the exemption contained in Rule 12h-5 is automatic and there is no need to seek no-action relief from the Commission.

II. Summary of Request for Relief

We respectfully request that the Staff concur in the following conclusions, each of which is discussed more fully under the heading "Discussion and Analysis" below.

A. Availability of Rules 12g-3(c) and 12b-2. New Medtronic requests that the Staff confirm that the New Medtronic ordinary shares will be deemed registered under Section 12(b) of the Exchange Act (without the need to file a registration statement on Form 10 or Form 8-A) in accordance with Rule 12g-3(c) under the Exchange Act upon the Effective Time and that New Medtronic may fulfill the requirements of Rule 12g-3(c) under the Exchange Act by indicating that the New Medtronic ordinary shares are registered under Section 12(b) of the Exchange Act on a Form 8-K filed in connection with the Transaction and by filing the annual reports as may be required pursuant to Rule 12g-3(g) under the Exchange Act.

New Medtronic further requests that the Staff confirm that New Medtronic, as successor to Medtronic and Covidien, will be deemed a "large accelerated filer" for purposes of Exchange Act Rule 12b-2 upon the Effective Time.

B. Eligibility to Use Form S-3 and Form S-8; Eligibility to Use Reoffer Prospectus under Form S-8 and Ability to Incorporate by Reference into Form S-4. New Medtronic requests that the Staff confirm that (x) New Medtronic may file registration statements on Form S-8 to register the securities covered by the New Medtronic Plans and the Covidien Incentive Plans, and allow them to be effective upon the Effective Time; and (y) after the Effective Time, New Medtronic will be able to take into account the activities and reporting histories of Medtronic and Covidien prior to the Effective Time in determining whether and when New Medtronic meets the eligibility requirements for the use of Form S-3 and S-8, including the use of a reoffer prospectus under Form S-8, and the ability to incorporate by reference into Form S-4.

C. Availability of Rule 144. New Medtronic requests that the Staff confirm that, for purposes of Rule 144 under the Securities Act, New Medtronic, upon the Effective Time, (x) may include the prior reporting history of Medtronic and Covidien in determining whether New Medtronic has complied with the public information requirements in Rule 144(c)(1) under the Securities Act and that New Medtronic's financial information and publicly available information will satisfy the obligations with respect to Medtronic and Covidien set forth in Rule 144(e) under the Securities Act and (y) may include the prior reporting history of Medtronic and Covidien prior to the Effective Time, together with the reporting history of New Medtronic, in determining whether New Medtronic is, and has been for a period of at least 90 days prior to the sale of securities in reliance upon Rule 144, subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act under Rule 144(d)(1)(i) under the Securities Act.

D. Section 4(a)(3) Prospectus Delivery Requirement and Availability of Rule 174(b). New Medtronic requests that the Staff confirm that, in accordance with Rule 174(b) under the Securities Act, dealers need not comply with the prospectus delivery requirements of Section 4(a)(3) of the Securities Act with respect to New Medtronic.

III. Discussion and Analysis

A. Availability of Rules 12g-3(c) and 12b-2

1. Availability of Rule 12g-3(c)

Rule 12g-3(c) under the Exchange Act provides that where, in connection with a "succession" by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered under Section 12 of the Exchange Act, such as the New Medtronic ordinary shares, are issued to the holders of classes of securities of two or more other issuers that are each registered under Section 12 of the Exchange Act, such as the Medtronic common shares and Covidien ordinary shares, then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act without the need to file a registration statement on Form 10 or Form 8-A, subject to certain enumerated exceptions, none of which apply to the New Medtronic ordinary shares. Rule 12g-3(f) provides that the issuer of the securities deemed registered under Section 12 of the Exchange Act pursuant to Rule 12g-3(c) shall indicate on the Form 8-K report filed in connection with the succession the paragraph of Section 12 of the Exchange Act under which such class of securities is deemed registered.

The definition of "succession" in Exchange Act Rule 12b-2 contemplates the direct acquisition of the assets comprising a going business by merger. In the Transaction, although New Medtronic will be acquiring assets of an ongoing business, it will be doing so indirectly with each of Medtronic and Covidien continuing as wholly owned subsidiaries of New Medtronic. However, it is clear from the no-action positions that the Staff has taken in the past that the structure of the Transaction should not prevent New Medtronic from being deemed to have made a "direct acquisition" of the businesses of Medtronic and Covidien and thus for New Medtronic to be the successor to such companies for purposes of Rule 12b-2.

The Staff has taken similar positions with respect to succession in the context of transactions similar to the Transaction. See, e.g., Actavis, Inc. (available September 30, 2013), Eaton Corp. (available November 8, 2012), Duke Energy Corp. (available March 30, 2006), Royal Dutch Petroleum Company, NV. (available May 17, 2005), Friedman, Billings, Ramsey Group, Inc. (available March 25, 2003), AT&T Comcast Corporation (available November 18, 2002), ConocoPhillips, supra, Kerr-McGee Corporation (available July 31, 2001), AOL Time Warner Inc. (available November 15, 2000), NSTAR (available July 29, 1999) and Central Maine Power Company (available October 28, 1998).

Accordingly, for the reasons set forth above and given that the purpose behind Rule 12g-3 is "to eliminate any possible gap in the application of the Exchange Act protection to the securityholders of the predecessor" (see Section 250.01 of the Division's Exchange Act Rules Compliance and Disclosure Interpretations), we are of the opinion that, upon issuance of the New Medtronic ordinary shares and the filing of the Form 8-K described above, New Medtronic ordinary shares will be deemed registered under Section 12(b) of the Exchange Act without the need to file a registration statement on Form 10 or Form 8-A.

2. Availability of Rule 12b-2

As noted above, both Medtronic and Covidien are large accelerated filers under Exchange Act Rule 12b-2. The Staff has taken the position on prior occasions that a successor issuer would be a successor to a predecessor's status as a large accelerated filer under Exchange Act Rule 12b-2. See, e.g., Actavis, Inc., supra, Eaton Corp., supra, Duke Energy Corp., supra and Galileo Holding Corp. (available December 19, 2008). Accordingly, we request that the Staff concur in our opinion that New Medtronic, as successor to Medtronic and Covidien, will be deemed a "large accelerated filer" for purposes of Rule 12b-2 upon the Effective Time.

B. Eligibility to Use Form S-3 and Form S-8; Eligibility to Use Reoffer Prospectus under Form S-8 and Incorporation by Reference into Form S-4

1. Eligibility to Use Form S-8

New Medtronic intends to file registration statements on Form S-8 to register the securities covered by the New Medtronic Plans and the Covidien Incentive Plans. In order for the New Medtronic Plans and the Covidien Incentive Plans to be operational upon the Effective Time, and, therefore, to operate for the benefit of the current and former directors, employees, consultants and other participants of the New Medtronic Plans and the Covidien Incentive Plans without interruption, New Medtronic, subject to a favorable response to this letter, intends such registration statements to be filed and become effective upon the Effective Time. The Existing Plans were operated as employee benefit plans for the benefit of employees of Medtronic and Covidien prior to the Effective Time, and some participants in the Existing Plans at the Effective Time will never be employees of New Medtronic or its subsidiaries.

As stated above, both Medtronic common shares and Covidien ordinary shares and other employee benefit plan interests in Medtronic and Covidien are registered on Form S-8 for distribution pursuant to the Existing Plans. In connection with the Transaction, outstanding options to purchase Covidien ordinary shares and Covidien share awards granted on or after June 15, 2014 will be converted into New Medtronic options or awards, respectively, in each case adjusted pursuant to the Transaction Agreement but otherwise on substantially the same terms and conditions as applied to the Covidien option or award, as applicable, immediately prior to the Effective Time. All other Covidien share awards will receive the Scheme Consideration with respect to the Covidien shares underlying such award. Upon the Effective Time, all options, rights and benefits granted under the Medtronic Incentive Plans will become options, rights and benefits with respect to New Medtronic ordinary shares and other employee benefit plan interests in New Medtronic and the Medtronic Incentive Plans will be assumed as the New Medtronic Plans, as described above.

The Staff has previously taken the position that a successor issuer may fulfill its registration requirements with respect to employee stock option, restricted stock and similar benefit plans by filing a registration statement with respect thereto prior to or following completion of the succession transaction. See Actavis, Inc., supra, Eaton Corp., supra, ConocoPhillips, supra, Kerr-McGee Corporation, supra, AOL Time Warner Inc., supra, NSTAR, supra, Texas Utilities Company (available June 4, 1997), Time Warner Inc. (available October 10, 1996).

In particular, the Staff has taken the position that a successor issuer may register securities issuable pursuant to employee benefit plans on Form S-8, as appropriate, if (a) the opportunity to participate in the plans subject to Form S-8 registration statements will be offered only to employees of the two companies subject to a transaction and their subsidiaries and (b) no securities will be sold or issued pursuant to such registration statements until the effective time of such transaction. See Actavis, Inc., supra, Eaton Corp., supra, ConocoPhillips, supra, Kerr-

McGee Corporation, supra, AOL Time Warner Inc., supra, NSTAR, supra, Texas Utilities Company, supra, Time Warner Inc., supra.

Accordingly, New Medtronic will limit the opportunity to participate in the New Medtronic Plans subject to a Form S-8 registration statement to employees and certain qualified former employees of Medtronic, Covidien and their respective subsidiaries. Such persons fall within the General Instruction A.1(a) definition of employees.[1] Finally, New Medtronic will not issue or sell any securities pursuant to any New Medtronic Plans under the Form S-8 registration statements prior to the Effective Time.

In view of the foregoing, including the limitations described above, we request that the Staff concur in our opinion that New Medtronic may file registration statements on Form S-8 to register the securities covered by the New Medtronic Plans and the Covidien Incentive Plans, and allow them to become effective upon the Effective Time. The Staff has taken this position in other cases involving similarly structured transactions. See Actavis, Inc., supra, Eaton Corp., supra, ConocoPhillips, supra, Kerr-McGee Corporation, supra, AOL Time Warner Inc., supra, NSTAR, supra, Texas Utilities Company, supra, Time Warner Inc., supra.

2. Eligibility to Use Form S-3 and Use of Reoffer Prospectus under Form S-8; Ability to Incorporate by Reference into Form S-4

New Medtronic requests that the Staff confirm that, upon the Effective Time, New Medtronic may include the prior activities and status of Medtronic and Covidien in determining whether and when New Medtronic meets the eligibility requirements of Form S-3 and use of a reoffer prospectus under Form S-8 and the ability to incorporate by reference into Form S-4.

General Instruction I.A.7(b) to Form S-3 under the Securities Act deems a successor registrant to have met the requirements for eligibility to use Form S-3 set forth in General Instruction I.A.1, 2, 3 and 5 to Form S-3 if all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession. New Medtronic intends to rely on General Instruction I.A.7(b) to Form S-3, taking into account the reporting histories of Medtronic and Covidien in determining S-3 eligibility.

---

[1] General Instruction A.1(a) to Form S-8. Former employees of Medtronic, Covidien and their respective subsidiaries who are continuing participants in the New Medtronic Plans (as the successors to the Medtronic Incentive Plans) or the Covidien Incentive Plans such as retired or disabled employees who have post-termination rights to exercise stock options or other awards under such plans for up to the remainder of the original term of the awards, will be afforded the same opportunity under the New Medtronic Plans or the Covidien Incentive Plans to exercise employee stock options or other awards as is permitted under the terms of such plans. Pursuant to General Instruction A.1(a)(3), such persons are within the Form S-8 definition of employees, and references herein to "employees" include these persons. In addition, pursuant to General Instruction A.1(a)(l), the definition of employee includes directors, officers and consultants, and references herein to "employees" include these persons.

We believe that allowing New Medtronic to take into account the reporting histories of Medtronic and Covidien is appropriate given the widespread, direct and contemporaneous accessibility to Medtronic and Covidien's historical disclosure as well as the Registration Statement. In this regard, any registration statement on Form S-3 or Form S-8 filed by New Medtronic after the Effective Time would specifically (i) incorporate by reference, pursuant to Item 12 of Part I of Form S-3 and Item 3 of Part II of Form S-8, Medtronic's and Covidien's historical Exchange Act reports, which reports are easily accessible on EDGAR; and (ii) include or incorporate historical financial statements of Medtronic and Covidien, in the case of each of (i) and (ii), until no longer required by the rules and regulations of the Commission.

Accordingly, New Medtronic requests that the Staff concur that New Medtronic may take into account Medtronic and Covidien's reporting history prior to the Effective Time in determining whether and when New Medtronic is eligible to use a new Form S-3, to use a reoffer prospectus under Form S-8, and to incorporate by reference into Form S-4.

As discussed above, the New Medtronic ordinary shares are expected to be listed on the NYSE following the Effective Time, and following such listing, New Medtronic will become subject to the requirements of Section 12 of the Exchange Act and intends to file all reports required to be filed thereunder. In determining whether and when New Medtronic will have timely filed all reports for the requisite twelve month period prior to filing a Registration Statement on Form S-3, New Medtronic requests that the Staff confirm that New Medtronic may add, for purposes of General Instruction I.A.3, the time period during which Medtronic and Covidien timely filed all required reports under the Exchange Act, prior to the Effective Time. The Form S-3 reporting history requirements are designed to ensure that information concerning the issuer has been available for a period of time sufficient to enable those purchasing the securities of that issuer to have had an opportunity to examine that information adequately. We respectfully submit that such period of time should be calculated in light of the timely reporting history of Medtronic, Covidien and New Medtronic, and we believe that New Medtronic should be permitted to add, for purposes of General Instruction I.A.3, the time period during which Medtronic and Covidien timely filed all required reports under the Exchange Act, prior to the Effective Time, assuming New Medtronic continues to timely file all reports required to be filed.

Covidien meets the eligibility conditions I.A.2, 3 and 5 of Form S-3, but, because of its status as a foreign corporation, Covidien does not currently meet the eligibility condition set forth in General Instruction I.A.1, and New Medtronic will not meet such condition following the Effective Time. We strongly believe, however, that, for the reasons stated below, both Covidien and New Medtronic should be deemed to satisfy the condition set forth in General Instruction I.A.1 for purposes of General Instruction I.A.7.

Although Covidien is a foreign issuer, Covidien files the same reports with the Commission under Section 13(a) of the Exchange Act as a domestic registrant and satisfies all of the eligibility requirements of Form S-3 except General Instruction I.A.1. Covidien is currently deemed to meet all of the eligibility requirements of Form S-3 under General Instruction I.A.6 and is, therefore, currently able to take advantage of the less burdensome requirements of Form

S-3. Similarly, New Medtronic will be entitled to the benefit of General Instruction I.A.6 following the Effective Time, once New Medtronic gains eligibility to register securities on Form S-3, as discussed above. We do not believe it is necessary for the protection of investors to conclude in the context of the availability of Form S-3 to successor issuers as set forth in General Instruction I.A.7 that the benefits of General Instruction I.A.6 should not apply. We believe that, once New Medtronic gains eligibility to register securities on Form S-3, as discussed above, Covidien and New Medtronic will be deemed to meet such requirements, and, therefore, Covidien and New Medtronic should also be deemed at that time to meet the condition set forth in General Instruction I.A.1 for purposes of General Instruction I.A.7 and treated as domestic registrants for this purpose.

Further, we note that the purpose of the short form registration is to eliminate unnecessary, duplicative disclosure while ensuring that securityholders, investors and the marketplace are provided with the necessary information upon which to base an investment decision. New Medtronic represents that any registration statement on Form S-3 filed by New Medtronic prior to the filing of its initial Annual Report on Form 10-K will incorporate by reference documents of Medtronic and Covidien containing all information required by Regulation S-X, and the Registration Statement contains extensive information concerning the Transaction. As a result, the disclosure available to investors in a registration statement on Form S-3 would not be meaningfully different and, therefore, there would be no benefit to investors from preventing New Medtronic, as a successor to Medtronic and Covidien, from availing itself of the flexibility and efficiency afforded by the short-form requirements. See Actavis, Inc., supra, Eaton Corp., supra, Galileo Holding Corp., supra; Duke Energy Corp., supra; Friedman, Billings, Ramsey Group, Inc., supra; ConocoPhillips, supra.

In light of the foregoing, assuming that Medtronic and Covidien continue to file all required reports under the Exchange Act prior to the Effective Time and New Medtronic continues to do so following the Effective Time, we are of the opinion that after the Effective Time, New Medtronic may take into account the activities and status of Medtronic and Covidien prior to the Effective Time (i) in determining whether and when New Medtronic meets the eligibility conditions of Form S-3, (ii) in determining whether and when New Medtronic "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-4 and (iii) in determining whether and when New Medtronic "satisfies the registrant requirements for use of Form S-3" as such phrase is used in General Instruction C.2 of Form S-8. The Staff has taken similar positions with respect to satisfaction of eligibility conditions of Forms S-3 and ability to incorporate by reference into Form S-4 in the context of transactions similar to the Transaction. See Media General (available November 10, 2014), Actavis, Inc., supra, Starburst II, Inc., Eaton Corp., supra, Duke Energy Corp., supra. .

C. <u>Availability of Rule 144.</u>

Rule 144 under the Securities Act provides a safe harbor exemption from the registration requirements of Section 5 of the Securities Act for the sale of "restricted" securities and the sale of securities by or for the account of "affiliates" of an issuer, provided certain conditions set forth in the rules are satisfied.

Rule 144(c) requires, in order for sales of securities to be made in reliance on the safe harbor provided by Rule 144, that adequate current public information be available with respect to an issuer at the time of a transfer of securities pursuant to the rule. Pursuant to Rule 144(c)(1), this requirement will be deemed to be satisfied where the issuer (i) is, and has been for a period of at least 90 days immediately before the sale of the securities, subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, (ii) has filed all of the reports required to be filed by it under Section 13 for the 12 months preceding such sale (or for such shorter period that it was required to file such reports); and (iii) submitted electronically and posted on its corporate Web site, if any, every Interactive Data File (as defined in Rule 11 of Regulation S-T) required to be submitted and posted pursuant to Rule 405 of Regulation S-T, during the 12 months preceding such sale (or for such shorter period that it was required to submit and post such files). In addition, Rule 144(d) provides that the requisite holding period under Rule 144 shall be six months where the issuer of the securities is, and has been for a period of at least 90 days immediately before the sale, subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

New Medtronic represents that each of Medtronic and Covidien has been subject to and has complied with the reporting requirements of Section 13 of the Exchange Act for the preceding 12 months and has submitted electronically and posted on its corporate Web site every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T for the preceding 12 months. New Medtronic further represents that all reports required to be filed under Section 13 of the Exchange Act and all Interactive Data Files required to be submitted and posted pursuant to Rule 405 of Regulation S-T will continue to be timely filed, submitted or posted by New Medtronic, Medtronic and Covidien through the Effective Time.

Accordingly, we respectfully request that you concur in our opinion that for purposes of Rule 144, (x) New Medtronic may include the reporting history of Medtronic and Covidien prior to the Effective Time in determining whether New Medtronic has complied with the public information requirement of Rule 144(c)(1), and that the publicly available information and financial information of New Medtronic, to the extent it is required, will satisfy the obligations with respect to Medtronic and Covidien set forth in Rule 144(c) and (y) that the reporting history of Medtronic and Covidien prior to the Effective Time may be used, together with the reporting history of New Medtronic, for determining whether New Medtronic is, and has been for a period of at least 90 days prior to the sale of securities in reliance upon Rule 144, subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act under Rule 144(d)(1)(i) under the Securities Act. We believe these requests are appropriate because New Medtronic will, immediately after the Effective Time, have, on a consolidated basis, the same assets, liabilities, businesses and operations as Medtronic and Covidien, on a consolidated basis, immediately before the Effective Time, and will be the successor-in-interest to Medtronic and Covidien. See Actavis, Inc., supra, Eaton Corp., supra, Duke Energy Corp., supra; Royal Dutch Petroleum Company, N.V, supra; Friedman, Billings, Ramsey Group, Inc., supra; AT&T Comcast Corporation, supra; ConocoPhillips, supra; Kerr-McGee Corporation, supra; AOL Time Warner Inc., supra; NSTAR, supra.

D. Section 4(a)(3) Prospectus Delivery Requirement and Rule 174(b).

Rule 174(b) under the Securities Act provides that dealers need not comply with the prospectus delivery requirements of Section 4(a)(3) of the Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of a registration statement. As noted earlier, Medtronic and Covidien are currently reporting companies under the Exchange Act. Because New Medtronic will, immediately after the Effective Time, have, on a consolidated basis, the same assets, liabilities, businesses and operations as Medtronic and Covidien, on a consolidated basis, immediately before the Effective Time, and will be the successor-in-interest to Medtronic and Covidien, it is our opinion that dealers of New Medtronic ordinary shares will be able to rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(a)(3) of the Securities Act. The Staff has taken similar positions with respect to Section 4(a)(3) in the context of transactions similar to the Transaction. See Actavis, Inc., supra, Starburst II, Inc. and Sprint Nextel Corp., supra, LIN TV Corp. (available April 30, 2013), Eaton Corp., supra, Galileo Holding Corp., supra; Duke Energy Corp., supra; Royal Dutch Petroleum Company, N.V. supra; Friedman, Billings, Ramsey Group, Inc., supra; ConocoPhillips, supra; AOL Time Warner Inc., supra; NSTAR, supra.

Conclusion

On behalf of New Medtronic, we respectfully request the concurrence of the Staff in our conclusion for each of the requests set forth in this letter. If you require any further information, please contact me at (212) 225-2556. If your conclusions should differ from our own, we would appreciate it if you would contact me prior to making any written response to this letter so that we may be given the opportunity to clarify our views.

Thank you for your attention to this matter.

Very truly yours,



Pamela L. Marcogliese

cc: Bradley E. Lerman, Senior Vice President, General Counsel and Corporate Secretary, Medtronic, Inc.
Keyna P. Skeffington, Vice President, Deputy General Counsel and Assistant Secretary, Medtronic, Inc.
Jack Kapples, Vice President and Corporate Secretary, Covidien plc

Appendix A

Simplified Structure Before the Effective Time



Medtronic Shareholders
Nominee Shareholder
Nominee Shareholders
Covidien Shareholders
Medtronic, Inc. (US)
Medtronic Holdings Limited* (Ireland)
Covidien (Ireland)
Preferred Stock
Aviation US Parent, Inc. (US)
Medtronic Global Holdings GP S.a.r.l (Luxembourg)
Medtronic Luxembourg Global Holdings S.a.r.l. (Luxembourg)
Makani II Limited (Ireland)
Covidien Ltd. (Bermuda)
Aviation Acquisition Co., Inc. (US)
Medtronic Global Holdings SCA (Luxembourg)
Covidien International Finance S.A. (Luxembourg)
Aviation Merger Sub LLC (US)
* To be re-registered as Medtronic plc

Simplified Structure After the Effective Time



Former Medtronic Shareholders
Former Covidien Shareholders
Medtronic plc (Ireland)
Medtronic Global Holdings GP S.a.r.l (Luxembourg)
Medtronic Luxembourg Global Holdings S.a.r.l. (Luxembourg)
Medtronic Global Holdings SCA (Luxembourg)
Aviation US Parent, Inc. (US)
Aviation Acquisition Co., Inc. (US)
Medtronic, Inc. (US)
Makani II Limited (Ireland)
Covidien (Ireland)
Covidien Ltd. (Bermuda)
Covidien International Finance S.A. (Luxembourg)

Appendix B

Medtronic Outstanding Notes

	Year of Issuance	Title	Amount Outstanding (in millions of U.S.$)	Number of Record Holders (as of December 18, 2014)
1.	2014	Floating Rate Senior Notes due 2017	250	13
2.	2014	0.875% Senior Notes due 2017	250	16
3.	2014	3.625% Senior Notes due 2024	850	110
4.	2014	4.625% Senior Notes due 2044	650	55
5.	2013	1.375% Senior Notes due 2018	1,000	119
6.	2013	2.750% Senior Notes due 2023	1,250	108
7.	2013	4.000% Senior Notes due 2043	750	48
8.	2012	3.125% Senior Notes due 2022	675	101
9.	2012	4.500% Senior Notes due 2042	400	40
10.	2011	2.625% Senior Notes due 2016	500	57
11.	2011	4.125% Senior Notes due 2021	500	69
12.	2010	3.00% Senior Notes due 2015	1,250	126
13.	2010	4.45% Senior Notes due 2020	1,250	193
14.	2010	5.55% Senior Notes due 2040	500	45
15.	2009	5.60% Senior Notes due 2019	400	61
16.	2009	6.50% Senior Notes due 2039	300	35
17.	2005	4.750% Senior Note due 2015	600	94

Medtronic Unregistered Notes

	Year of Issuance	Title	Amount Outstanding (in millions of U.S.$)	Number of Record Holders (as of December 23, 2014)
1.	2014	Floating Rate Senior Notes due 2020	500	2
2.	2014	1.500% Senior Notes due 2018	1,000	4
3.	2014	2.500% Senior Notes due 2020	2,500	6
4.	2014	3.150% Senior Notes due 2022	2,500	4
5.	2014	3.500% Senior Notes due 2025	4,000	5
6.	2014	4.375% Senior Notes due 2035	2,500	1
7.	2014	4.625% Senior Notes due 2045	4,000	3

Covidien Notes

	Year of Issuance	Title	Amount Outstanding (in millions of U.S.$)	Number of Record Holders (as of December 18, 2014)
1.	2013	2.950% Senior Notes due 2023	750	56
2.	2012	1.350% Senior Notes due 2015	600	45
3.	2012	3.200% Senior Notes due 2022	650	54
4.	2010	2.80% Senior Notes due 2015	400	50
5.	2010	4.20% Senior Notes due 2020	600	77
6.	2008	6.000% Senior Notes due 2017	1,150	111
7.	2008	6.550% Senior Notes due 2037	850	47